EXHIBIT 99.15

[CD CAPITAL MANAGEMENT, LLC LETTERHEAD OMITTED]

May 19, 2006

Mr. Nicholas J. Benson
Mr. David Gubbay
Mr. Olof S. Nelson
Mr. James H Dickerson, Jr.
Mr. James A. Weissenborn
Mr. Charles F. Willes

Attention: Nicholas Benson
Chief Executive Officer
Sunterra Corporation
3865 W. Cheyenne Ave.
North Las Vegas, Nevada 89032

Gentlemen:

I am writing to you to express my profound disappointment with the Sunterra management and the Board for their lack of leadership and lack of taking any decisive action to stem the tidal wave of value destruction that has occurred over the past year. I have attached for your review, our Value Destruction/Creation Analysis. Our methodology was to analyze Sunterra’s stock price movement one day before and two days after each of the Company’s Form 8-K filings. The results show, on a cumulative basis over the past 12 months, Sunterra’s management destroyed $23.3 million of shareholder value after reporting a material event. If you do the same calculation excluding earnings announcements, the value destruction increases to $53.2 million. I draw your particular attention to the fact that, when the topic covered in the 8-K involved Europe, the Company destroyed more than $68 million of market value. Conversely, when the subject involved North American operations, the Company actually created approximately $29 million of market value. In the final analysis, the market believes that management's missteps in Europe outweigh its successes in North America. The best evidence of the aforesaid is the fact that Sunterra’s equity market value has decreased by $80.35 million in the last 12 months. To put this management failure into perspective, Sunterra’s stock price lost approximately 28.2% in value while the Russell 2000 Index appreciated approximately 17.7% during the same period.

Both prior to my initial meeting with Mr. Benson on November 3, 2005 and subsequent to that date, I have expressed my views regarding the substantial latent value of Sunterra's stock price. Since filing our 13D on December 19, 2005, I have been clear that the Board needs to address the valuation issues. In each case, I have been rejected at every turn. In particular, over the past several months, we have raised a number of critical issues and asked for the Board and management to: (1) critically examine and, where necessary and appropriate, cut operating expenses, (2) explain Europe — particularly so judgments could be made as to whether it was a strategic asset, (3) consider hiring an investment banker to analyze strategic alternatives, and (4) broaden the talent of the Board. The recurring message from Sunterra, by actions not words, has been utter rejection of the first three points and only lip service to the fourth. Your latest excuse for not working collaboratively and cooperatively with your largest shareholder to unlock value has been that the Board determined to cease discussions with us pending the ‘‘Independent Counsel’s’’ conclusion of its investigation. In light of the two most recent 8-K disclosures, while we understand your predicament, we now believe that immediate action is required to stop the value destruction and the onset of management/Board moves to again instill confidence in the market and ultimately build value. Unlocking shareholder value is precisely why we took up the mantle on December 19, 2005 by filing our original Schedule 13D, and the ensuing amendments, and in the process asking the Board some thoughtful questions. The Board's silence to date is deafening.

Charles Dickens’ A Tale of Two Cities seems to be apropos to the current situation with Sunterra. It is ‘‘the best of times’’ because, in our opinion, the Company’s management has done a reasonable job executing and riding the strong wave currently impacting the North American timeshare market. It is ‘‘the worst of times’’ because, in our opinion, this same management team has completely and utterly failed with respect to executing and managing the market/assets in Europe. These statements are clearly supported by the data attached hereto. The net result has been an unacceptable destruction of value that must come to an end and immediately be reversed!

This is not a new issue for us. As you will recall, CD Capital Management went on record during the 3rd Quarter (2005) conference call on August 9, 2005 (period ending June 30, 2005) questioning management about its strategy in Europe. Specifically, I asked Mr. Benson (reprinted with permission of Thomson StreetEventsSM),

‘‘...STRATEGICALLY FOR EUROPE, ARE YOU GUYS LOOKING AT OTHER STRATEGIES THAT WOULD INCLUDE PERHAPS SELLING EUROPE, SELLING PIECES OF EUROPE, OR SOME OTHER WAY TO REALIZE VALUE THERE?’’

Mr. Benson’s response was,

‘‘...I THINK AS A RESPONSIBLE MANAGEMENT TEAM, AND OUR BOARD IS A RESPONSIBLE BOARD, WE CONSIDER AND WILL KEEP UNDER REVIEW ALL OF THE OPTIONS OPEN TO US. AT THE MOMENT WE HAVE REVIEWED ALL THOSE OPTIONS. AND I'LL ONLY REITERATE THE COMMENTS THAT I'VE MADE BEFORE, EUROPE IS A KEY STRATEGIC ASSET, AND IT HAS OUR FULL SUPPORT. WE INTEND TO CONTINUE TO GROW THE BUSINESS. I DON'T THINK YOU WOULD HOLD US RESPONSIBLY WHEN WE'D GONE AND SPENT SOME MILLIONS OF DOLLARS BUYING INVENTORY FOR EUROPE AND THEN SELL IT’’.

Mr. Benson went on to say,

‘‘SO EUROPE IS KEY TO OUR BUSINESS. IT’S A UNIQUE ASSET IN THAT NONE OF OUR COMPETITION HAVE A EUROPEAN OPERATION LIKE OURS. WE THINK THE OPPORTUNITY EXISTS TO REFOCUS IT, WHICH IS WHAT WE’RE ARE DOING, AND GET IT GROWING AGAIN STRONGLY...’’

As we look back on this in light of the Company's recent disclosure regarding Europe, it is clear to us that had Mr. Benson actually considered my question thoughtfully, he may have tried to assess the current value of the European assets to a local owner/manager versus that of a corporate owner with no personal stake. Instead, he chose to ignore the operational risks and cling to his belief that Europe is a strategic asset in the absence of any data that supports such a belief. Moreover, the inefficiency of managing both the Company and the European operations by flying back and forth between London and Las Vegas would certainly have been very obvious. And, had the Board actually considered the value of Europe as a strategic asset versus its fair value to a local owner/manager, they may have concluded its fair value to be in the range of 1.0x to 1.5x (trailing 12 month) total revenues, or between $80-$150 million. A value range that today represents between 50% and 75% of total shareholder value of the entire Company. Furthermore, unlike my educated guesses on what the value of Europe was at that time, the Board would be analyzing the situation with full knowledge of the situation in Europe and its inherent risks to operate; while we, the owners of the Company, were kept completely in the dark or without a say of what to do about the deteriorating economics of the European operations that have ensued over the past 12 months.

We don’t know if a sale could have been consummated in this value range or at all; just as we don’t know if it was ever seriously considered by the Board. We have recently heard from what we believe to be a credible source that, within the last year, Mr. Benson was approached by a credible purchaser as to whether Mr. Benson would consider selling Europe. It is our understanding that Mr. Benson rejected the proposal outright; we can only hope that he discussed it in detail with the Board and that the Board gave that possibility full consideration. What we do know is, post the recently announced European reorganization, which will drastically cut back operations, we can only conclude, and the data presented supports, that considerable value has been wasted. This is clearly reflected in the current stock price, which today closed at a low last seen in November 2004.

The real questions for now and going forward are what actions (not words) will be immediately implemented by this Board to stabilize the Company and its stock price? And, what will the Board do to get the stock to reflect what we believe to be its fair value? It seems obvious to us, and from our market research, and we believe if asked, many other significant shareholders would agree, that running the Company status quo will only further deteriorate shareholder value and perhaps permanently destroy the chance to sell the European assets.

We strongly believe that Mr. Benson has misjudged, and continues to misjudge, the malaise in Europe. We cannot understand how the Board continues to listen to him given the destruction in shareholder value that has occurred over the past year. In light of recent disclosures regarding Europe, it is inconceivable to us that management and the Board ignored basic business principals which clearly dictate that operating two distinct businesses, geographically separated by the Atlantic Ocean, has significant operational risks; and as we now know, these risks included ‘‘accounting problems’’ in Spain. Furthermore, Mr. Benson’s initial and continuing handling of the situation in Europe clearly demonstrated a fundamental misunderstanding of the depth of the (European) market’s issues. Given the recent actions announced by the Company, which came as a result of the yet to be published, and presumably very expensive, Boston Consulting Group report, to drastically cut operations in Europe, implies to me that Europe, despite Mr. Benson’s constantly unsupported assertions to the contrary, is not now and has never been strategic to Sunterra!

Accordingly, as the Company’s largest shareholder group, we demand that the Board immediately hire an investment banker to immediately sell the European operations before more value is destroyed and to assess all strategic alternatives including, but not limited to, holding and growing the North American business, or after getting operating expenses in line, to sell the Company. It is our belief that there are more than one potential owner/manager buyers or other strategic players that would be interested in a transaction involving Europe. And, in our view, any value derived by having the European assets as a ‘‘strategic selling tool’’ for North American operations can be accomplished by structuring the sale to include a point sharing system. We further demand that the Company immediately implement a stock repurchase program, utilizing borrowings, in light of the current stock price, and that the proceeds of a sale of the European operations go toward the stock repurchase program. We further demand that overall general and administrative expenses be immediately cut across the board getting such operating expenses in line with Sunterra’s competitors within the next several quarters.

If there are any lingering doubts at the Board level that these actions are immediately required, or whether the vast majority of Sunterra’s shareholders would be supportive of such actions, then I suggest you canvass the Company’s owners on the subject. I am all for shareholder input! We remain available to discuss these issues with you, but expect the Board to take immediate action on them.

In the meantime, we reserve the right to make any other demands or take any other actions in our power to ensure that no further value destruction takes place, and that the owners of the Company are able to realize what we continue to view as the inherent value of the stock.

CD Capital Management, LLC
/s/ John D. Ziegelman By: ZP II LP, its Managing Member By: C3 Management Inc., its General Partner By: John D. Ziegelman, President

Sunterra Corporation
Value Destruction/Creation Analysis
Measurement Period: Latest 12 Months ending 5/18/06

Form 8-K Disclosure Date	Subject of 8-K	(1) Last Reported Shares Outstanding	(2) SNRR Stock Price 1 Day Prior Form 8-K Date	(2) SNRR Stock Price 2 days after Form 8-K Date	Value in $ Created/ Destroyed	As a Percent of Total Market Value	(2) As a percent, change in Russell 2000 Index
6/27/2005	Appointment of David Lucas	19,440,819	$15.51	$16.23	$13,997,389.68	4.64%	2.28%
7/11/2005	European Cost Reductions, Revised Guidance & Impairment	19,440,819	$16.67	$15.00	$(32,466,167.73)	-10.02%	0.83%
7/14/2005	Poipu Acquisition	19,440,819	$15.00	$14.67	$(6,415,470.27)	-2.20%	-1.36%
7/28/2005	Amended Credit Facility w/ Merrill	19,440,819	$14.39	$14.25	$(2,721,714.66)	-0.97%	1.17%
8/9/2005	Earnings for period ending 6/30/05	19,440,632	$13.85	$14.00	$2,916,094.80	1.08%	1.03%
10/13/2005	Extended CEO's Employment Agrmt	19,440,632	$12.98	$13.06	$1,555,250.56	0.62%	1.90%
11/3/2005	Sold $35 million of consumer receivables	19,440,632	$12.00	$11.75	$(4,860,158.00)	-2.08%	0.64%
12/6/2005	Acquisition of Misiones del Cabo	19,440,632	$11.60	$12.38	$15,163,692.96	6.72%	-0.20%
12/13/2005	Earnings for period ending 9/30/05	19,472,534	$13.24	$13.53	$5,647,034.86	2.19%	-0.70%
1/17/2006	Record Date of Annual Meeting	19,472,534	$13.75	$13.69	$(1,168,352.04)	-0.44%	0.92%
2/14/2006	Earnings for period ending 12/31/05	19,719,896	$13.40	$14.48	$21,297,487.68	8.06%	3.01%
3/21/2006 4/11/2006, 8-K/A	Dismissed Auditor Auditor and GT Allegation	19,719,896	$14.32	$13.19	$(22,283,482.48)	-7.89%	0.52%
4/27/2006	Terminated David Harris	19,719,896	$12.70	$13.34	$12,620,733.44	5.04%	-0.54%
5/11/2006	NASDAQ Filing Requirements not met	19,719,896	$14.00	$12.65	$(26,621,859.60)	-9.64%	-4.94%
Total Value Created/(Destroyed)					$(23,339,520.80)
Total Value Created/(Destroyed) Excluding Earnings Announcements					$(53,200,138.14)
Cumulative Change in Market Value 5/19/05 — 5/18/06					$(80,350,801.90)	-28.19%	17.69%
(1) per the Company's Form 10-Q/10-K Filings
(2) As reported by Bloomberg LP